Exhibit 99.1

© Genetic Technologies Limited . ABN 17 009 328 128 . 05/2011 . GTG 10 2566 A LETTER FROM THE CEO - DR PAUL MACLEMAN Your company has had a spectacular start to 2011 as the market caught up with the operational success and business focus that has delivered GTG’s maiden half year profit; in conjunction with the Company’s CLIA approval, clearing the runway for the US launch of BREVAGen™. The year started with an excellent financial result for the first half of the financial year. The first half revenue was over $14 million with net profit after tax of $4.3 million. The Company’s first ever profit. GTG’s cash balance increased to $8.4 million at 31 December 2010 from $3.3 million six months earlier. Revenue from licensing activities totalled $11.6 million for the half year, which is a big part of the overall result. GTG’s licensing program helps fund the Company’s developing cancer diagnostics business. The formalisation of the US assertion program has made the licensing process significantly more reliable than in the past, however it should be noted that licensing revenue is still erratic (both in timing and magnitude) and it can take many months of negotiations for infringement disputes to be settled. Our US legal team, working with our inhouse expertise, have developed a systematic approach to identify and engage with companies who potentially infringe our intellectual property. The Company expects to continue to earn nondilutive revenue from licensing activities as the Company asserts its broad ranging non-coding DNA patent estate. We have provided a snapshot description of non-coding DNA technology later in this newsletter. In our previous newsletter we wrote about our acquisition of the BREVAGenTM breast cancer risk test. We are very pleased to say that we are about to launch this test starting in eight States in the US. The Company is in the final process of implementation of the sales training programs and the appointment of eight regional sales staff to manage sales and distribution. As sales of the product grow we will roll out the product in other US States throughout 2011 in a staged process as depicted in the graphic (page2). The CLIA registration enables GTG’s Fitzroy laboratory to undertake complex molecular tests on US patients including the BREVAGenTM test. GTG’s Melbourne laboratory is the only lab in Australia and one of very few outside the US to secure this approval. Further detail on the Company’s CLIA approval is provided (page 3). BREVAGenTM helps clinicians make informed decisions for patients with non-familial or sporadic risk of breast cancer. By using the test, clinicians can better determine which of their patients are at a high risk of developing breast cancer so they can be offered more intensive surveillance or prophylactic measures, such as MRI or chemoprevention. Central to this decision making process is accurate and individualized risk assessment. This test fits into both the American Society of Clinical Oncology (ASCO) and the American Cancer Society (ACS) clinical practice guidelines and therefore fits into existing, current diagnosis and treatment plans. GTG is making a concerted effort to build our business in the US but we also remain focussed on servicing the Australian and South East Asian markets. We continue to look for opportunities to build our business in the region and become a leading cancer diagnostics company. I believe we will continue to achieve success. FINANCIAL OVERVIEW ASX: GTG (2000) NASDAQ: GENE (2005) Share Price May 2011: 23 cents 52 week price range: A$0.020-A$0.285 (ASX) US$0.65-US$9.60 ADRs @30:1 (NASDAQ) Number of shares on issue: 404.6m Market Cap May 2011: $93m NEW TEAM MEMBER Brian Kolasinski, Phenogen SciencesTM Inc, Mr Kolasinski was appointed Director of Marketing of Phenogen SciencesTM Inc, Genetic Technologies’ North American subsidiary in November last year. Mr Kolasinski has more than 16 years experience in sales and marketing, managed care, public relations and business development in the pharmaceutical, diagnostic and medical device industries. His previous roles have included Director of Marketing deCODE genetics and Vice President of Williams Labadie. GENETIC TECHNOLOGIES SHAREHOLDER NEWSLETTER NO.2 – MAY 2011 MANAGING GENETIC HEALTH In closing I commend the team of people around me at GTG. They have been working hard, getting results and have underpinned the new momentum behind the Company. Yours faithfully, Dr Paul MacLeman Chief Executive Officer BREVAGenTM - The Product Launch Board of Directors Letter from the CEO Financial Overview New Team Member GTG Collaboration with Pharmaceutical Company CLIA Approval What is Non-Coding DNA? Share Price Performance Service Testing

GENETIC TECHNOLOGIES SHAREHOLDER NEWSLETTER NO.2 – MAY 2011

BREVAGen™ - THE PRODUCT AND THE LAUNCH

The initial target market for BREVAGen™ in the US is 1-1.3 million patients. These are in part made up of the approximately 1million women who receive a result from a breast biopsy following a positive mammogram that is neither invasive cancer nor normal. Currently most of these women are returned to an annual mammography regimen despite being 2-4 times more likely to develop breast cancer.

The clinician does not currently have a tool to assess on a personalised basis which women are likely to progress to cancer. Clinicians can however now use BREVAGen™ to quantify the risk for these women based on their personal genetics, not simply a statistical risk score.

A further target patient group is the 200,000-300,000 women who self-identify as at risk due to having two or more first degree relatives with breast cancer, but whose BRCA test results are negative. The BRCA test identifies a gene responsible for familial or inherited breast cancer. Only 15% of women will return a positive BRCA test, leaving the remainder of women tested with inadequate information on which a clinician may make decisions regarding managing their care. The BREVAGen™ test can provide a more accurate personalised risk and superior treatment decisions.

code system. This is a common way for molecular diagnostic products in the US to access reimbursement. GTG has contracted a specialist billing and reimbursement provider in the US to manage reimbursement.

In addition to acquiring global ownership of BREVAGen™, GTG has also acquired regional distribution rights to several other tests for the detection and differentiation of cancers. These rights include the license which gives GTG the right to the BRCA1 and BRCA2 tests (for Australia and parts of Asia) as mentioned in GTG's October newsletter. We believe we have assembled a valuable set of cancer management assets.

Perlegen Sciences™ Inc., the original developer of the BREVAGen™ test, raised in excess of $US328 million to develop the BREVAGen™ test and its other assets. GTG purchased the bulk of Perlegen's assets during the 2009 recession and global financial crisis for less than $1.5 million.

The market for molecular diagnosis of cancer is strongly growing and our facilities and sales presence at GTG's US subsidiary Phenogen Sciences™ Inc in Charlotte, North Carolina provide a valuable base for accessing the US market. The Company has developed a staged sales and marketing plan for BREVAGen™ and we are assembling a team of respected breast cancer clinicians and academics to assist with the product launch and beyond.


WASHINGTON
MONTANA
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CLIA stage I
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Launch territories

BREVAGen™ is clinically validated to reclassify approximately 64% of women in the intermediate Gail breast cancer risk group with more than 30% being re-classified as higher risk candidates for breast cancer. A preventive treatment plan based on this would prevent about 50% of cancers in this group. In addition, more than 25% in this group will be re-stratified down, avoiding unnecessary treatment, side effects and costs.

Therefore about one in two patients in the intermediate Gail risk group will have their standard of care changed for the better. The test complies with existing ASCO and ACS treatment guidelines and gives clinicians a tool to optimise treatment. The guidelines recommend those with greater than 1.66% 5 year risk of breast cancer are offered preventive drug treatment and that those with greater than a 20% lifetime risk are monitored more aggressively with Magnetic Resonance Imaging (MRI).

Genetic Technologies has also devoted considerable time and effort to establishing the IT, billing and appeals processes to manage billing, payment and reimbursement in the US. The test will be reimbursed by Health Management Organizations and Preferred Provider Organizations under a stacked procedural

GTG COLLABORATION TO FIND NEW GENETICS PROFILE PRODUCTS WITH PHARMACEUTICAL COMPANY

GTG has begun a new research collaboration effort to potentially develop a new cancer profiling product with one of the world's leading pharmaceutical companies. GTG will work with the Australian arm of the pharmaceutical company to potentially develop specific and novel genetic oncology profiling systems.

GTG will collaborate in a clinical oncology study and provide these results to its collaboration partner. The details of the collaboration and the identity of the counterparty are confidential.

© GeneticTechnologies Limited . ABN 17 009 328 128 . 05/2011 . GTG 10 2566 A

© Genetic Technologies Limited . ABN 17 009 328 128 . 05/2011 . GTG 10 2566 A WHAT IS NON-CODING DNA? CLIA APPROVAL IS OBTAINED GENETIC TECHNOLOGIES SHAREHOLDER NEWSLETTER NO.2 – MAY 2011 GTG’s non-coding patent estate is the Company’s core licensing asset. The original patent estate consists of two foundational patent families specific to methods for using non-coding DNA for genetic analysis or mapping. Three further non-coding DNA patent families were acquired in 2010 as part of the Perlegen asset acquisition. This valuable technology was originally created from research undertaken by the Company and involves proprietary methods for using the information patterns contained within these non-coding regions. Over $60M in licensing revenue has been achieved so far with more than 50 licenses secured across a range of industries. GTG has revived an income stream which extends to the expiry of the last patent in 2015 and has further opportunities for licensing out to 2022 via new non-coding patents acquired in 2010. Genes, the so-called coding regions of an organism’s genome, are regions that instruct the cell to produce specific proteins. These proteins are the building blocks of cells or may be enzymes that assist the body in creating other materials such as fats and sugars. Non-coding DNA is the portion of DNA that does not carry the information and instructions necessary to make these proteins. Much of this non-coding DNA had no known biological function and was referred to as “junk DNA”. However many types of non-coding DNA sequences are now known to have biological functions such as gene expression control – whether genes are active or not in a particular cell. This allows cells in the body that all have the same DNA to look and act in different ways. The non-coding DNA can be essential in certain genetic testing for drug development, advanced plant and animal breeding and in certain diagnostic instruments. It is used to determine types and locations of point mutations in genes, to determine expression patterns and to determine relationships between groups of organisms. GTG’s patent estate will become more important still as genomic mapping becomes cheaper, more common and an integral part of personalised medicine. The Company’s Melbourne-based laboratory successfully filed the necessary documentation package for the CMS (Centers for Medicare and Medicaid Services) office in New York City in order to gain approval to perform complex molecular tests for US patients. This package was submitted for regulatory review in October 2010. The validation package satisfied the CMS’ requirements for approving GTG’s laboratory registration under the Clinical Laboratory Improvement Amendments of 1988 (CLIA) and the Company was, in April 2011, granted approval number 99D2023356. This certification means that Genetic Technologies is the first and only laboratory in Australia to be certified under CLIA and one of only a handful outside the US. This certification is in addition to GTG’s NATA and RCPA accreditations for Asia Pacific and ISO for European markets. Approval under CLIA is a laboratory accreditation that allows GTG to sell a portfolio of services into the US market. It was important for the Company to obtain the approval under CLIA to meet our objective for BREVAGenTM to be launched in the US. Over and above this however, it means that the Company can now introduce other molecular diagnostic tests in its chosen field of cancer management with minimal additional regulatory or development costs. To introduce further cancer diagnostic tests akin to BREVAGen™ in the US, GTG only has to validate the tests in its Fitzroy laboratories and notify CMS of the addition. It is likely therefore that two to three further tests will be provided to the US market for the GTG sales staff to sell in calendar 2011, expanding the Company’s revenue opportunities. ANIMAL TESTING SERVICES IN ASIA AND AUSTRALIA CHINA KENNEL UNION GTG recently signed an agreement to provide canine DNA testing services to China’s largest dog breeding club, the China Kennel Union (CKU). The CKU has over 186,000 dog breeder members and is growing by about 20% pa. The CKU has undertaken to actively promote the DNA testing service at every major dog show in China and we hope to conduct several thousand tests per annum. CANINE DNA TESTING FOR THE PHILIPPINES KENNEL CLUB GTG has entered into an agreement to provide DNA testing services to Plaridel; the leading breed organisation in the Philippines. The Philippines is the third biggest dog breeding country in Asia, after China and Japan. GREYHOUNDS AUSTRALASIA The relationship with Greyhounds Australasia (GA), in which GTG provides DNA testing and manages the DNA database for GA, has been renewed for a further 3 year period. GA in assessing this renewal having recognised the benefits from the high standards of DNA testing through GTG’s ISO, NATA and RCPA accredited facility. After having provided paternity testing services to Legal Aid in Queensland for the past two years GTG has been successful in having his contract renewed for a further two years. We are pleased to have built this into a four-year relationship. In addition to the legal aid service in Queensland, GTG provides paternity testing services to the Federal NSW, Victorian and West Australian Government departments and to more than 200 legal firms across Australia. PATERNITY TESTING FOR QUEENSLAND LEGAL AID GTG has been praised by the NSW Police Service for the high quality of its work and its superior turnaround times in undertaking volume forensic crime analysis to assist the police in managing the growing demand for DNA analysis. Discussions took place during the December quarter with NSW Police exercising an option to extend the existing forensic services contract for another year to undertake “complex volume crime” testing. I am pleased to say that NSW Police has very recently finalised the contract allowing GTG to undertake the complex volume crime testing on its behalf. GTG will conduct forensic DNA analysis on complex volume crime samples (which is more valuable work for the Company compared with non-complex volume crime samples). It is further recognition of GTG’s ability to provide a service with quality and turnaround times that can meet Court evidentiary standards and assist the authorities manage the ever growing demand for DNA analysis. GTG is the only accredited private forensic laboratory in Australia and is consistently able to deliver high quality, quick turnaround DNA test results. NSW FORENSICS

GENETIC TECHNOLOGIES SHAREHOLDER NEWSLETTER NO.2 – MAY 2011

SHARE PRICE PERFORMANCE


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GTG MANAGEMENT TEAM

Chief Executive Officer:	Dr Paul MacLeman
CFO/Company Secretary:	Mr Tom Howitt
VP Sales & Marketing:	Mr Greg McPherson
Chief Operating Officer:	Ms Alison Mew
VP Legal & Corp Dev:	Dr David Sparling
President & General Manager US:	Mr Lewis Stuart
Quality & Regulatory Mgr:	Mr Ivan Jasenko

REVENUE

9 month period ended 31 March

(AUD)	2011	2010
Operating revenue	$3.3m	$4.2m
Licensing revenue	$12.8m	$2.0m
Net Profit/loss after tax	$2.9m	$(6.5)m
Cash Reserves	$7.2m	$4.1m

BOARD OF DIRECTORS

Mr Sidney C Hack (Non Executive Chairman)

Served 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants. Mr Hack has extensive experience in large company audits, financial planning and taxation.

Dr Malcolm R Brandon

35 years experience in commercially focused R&D and in building successful companies which have commercialised a range of Australian and international technologies.

Mr Huw D Jones

Former Managing Director of Datex-Ohmeda Australasia, and Executive Director and Chief Executive Officer of Aeris Environmental Ltd. Currently Director of Fresh Investments Pty Ltd.

Mr Tommaso Bonvino

Former Chief Executive Officer of IM Medical Ltd with 27 years experience in consumer marketing and product development. Ex Board member and VP of the Italian Chamber of Commerce. Currently CEO of Private Branded Beverages Limited.



60-66 Hanover Street Fitzroy VIC 3065 Australia
T +61 3 8412 7000 F +61 3 8412 7040 E askus@gtglabs.com
www.gtglabs.com
© Genetic Technologies Limited . ABN 17 009 328 128 . 05/2011 . GTG 10 2566 A